Exhibit 99.1

DANAHER AND NETSCOUT SYSTEMS ANNOUNCE BUSINESS COMBINATION

•	Danaher plans to merge its Communications business (including Tektronix Communications, Arbor Networks, and Fluke Networks) with NetScout in a tax-free transaction, creating a premier global provider of network management solutions for carrier and enterprise customers.
•	The data cabling tools business and carrier service provider tools business of Fluke Networks will be retained by Danaher.
•	Danaher anticipates adjusted diluted net earnings per share of approximately $0.90 and core revenue growth of approximately 3% for the third quarter 2014.

Washington, D.C., October 13, 2014 — Danaher Corporation (NYSE: DHR) announced today a definitive agreement with NetScout Systems, Inc. (“NetScout”) (NASDAQ:NTCT) to combine Danaher’s Communications business with NetScout in a tax-free transaction, creating a premier global provider of network management tools and security solutions for carrier and enterprise customers. At the closing of the transaction, Danaher shareholders will receive approximately 60% of the issued and outstanding shares of NetScout after giving effect to the transaction. At NetScout’s closing price of $41.91 on October 10, 2014, the transaction values Danaher’s Communications business at $2.6 billion.

Danaher’s Communications business includes the market-leading brands of Tektronix Communications, Fluke Networks, and Arbor Networks. The data cabling tools business and carrier service provider tools business of Fluke Networks will be excluded from the transaction. Danaher’s Communications business, excluding the previously mentioned Fluke Networks assets, generated approximately $836 million in revenue for their fiscal year ended December 2013, while NetScout generated approximately $397 million in revenue for their fiscal year ended March 2014.

Anil Singhal, Co-founder, President, and CEO of NetScout stated, “This combination represents another important step, and major milestone, towards accelerating our ability to compete on a larger and more global scale in the broader IT management and Cyber Intelligence space, to fully implement our NetScout 3.0 strategy, and to maximize our potential in our total addressable market.”

Danaher’s President and CEO, Thomas P. Joyce, Jr., said, “We are excited about today’s announcement, which is the culmination of a multi-year discussion to work together with NetScout. This is a powerful and unique opportunity to combine highly complementary businesses in a transaction that will benefit all Danaher and NetScout stakeholders, including shareholders, customers and associates. We believe the combined company will be able to enjoy strong growth, drive further innovation and serve our customers in a more comprehensive way.”

James A. Lico, Danaher’s Executive Vice President, added, “NetScout’s high-performance monitoring technology combined with our premier troubleshooting, cyber security and engineering solutions will create a comprehensive suite of best-in-class solutions in the industry today. The combined company will offer even greater breadth and depth across both carrier and enterprise networks, expanding opportunities for innovation and growth while improving our customers’ overall experience with comprehensive software based solutions.”

Following the completion of the transaction, Mr. Lico will join NetScout’s Board of Directors. In addition, the current NetScout executive team will remain in place at the combined company, including Mr. Singhal, NetScout’s Co-founder, President, CEO and Chairman of the Board.

TRANSACTION DETAILS

Under the terms of the transaction agreement, Danaher will create a wholly-owned subsidiary to hold the Communications business and will distribute ownership of that subsidiary to Danaher shareholders in either a spin-off or split-off transaction, which will be followed by a merger of the Communications subsidiary with a subsidiary of NetScout. The Communications subsidiary will become a wholly owned subsidiary of NetScout. If Danaher elects a spin-off, all Danaher shareholders would participate pro-rata. If Danaher elects a split-off, Danaher shareholders would have the opportunity to exchange their Danaher shares for shares of the Communications subsidiary. Danaher will determine which approach it will take prior to closing the transaction, and no decision has been made at this time.

In a spin-off, Danaher expects the dilution impact to its net earnings per diluted share would be approximately 2-3% on an annual basis as a result of the distribution, which would likely be more than offset by the value attributable to the NetScout stock provided as consideration for the merger. In a split-off, Danaher expects the impact to net earnings per diluted share would be immaterial, assuming full take-up of the split-off shares.

The transaction is subject to customary closing conditions, including obtaining regulatory and NetScout shareholder approval and the receipt by Danaher of confirmation of the tax treatment of certain matters. Under the terms of the agreement, Mr. Anil Singhal, who currently owns greater than 5% of NetScout’s shares, will vote such shares in favor of the combination. The transaction is expected to be tax-free for Danaher and its shareholders and is expected to close in 2015. Until such time, the Communications business will continue to operate separately from NetScout.

Danaher also anticipates adjusted diluted net earnings per share of approximately $0.90 and core revenue growth of approximately 3% for the third quarter 2014.

As previously announced, Danaher will hold its quarterly earnings conference call for the third quarter 2014 on Thursday, October 16, 2014 at 8:00 a.m. ET.

CONFERENCE CALL

NetScout will host a conference call to discuss the transaction on Monday, October 13, 2014 at 9:00 a.m. ET. The call will be hosted by Anil Singhal, NetScout’s Co-founder, President, CEO and Chairman of the Board. James A. Lico, Danaher’s Executive Vice President, will also participate on the call. The call will be webcast live through NetScout’s website at http://ir.netscout.com/phoenix.zhtml?c=92658&p=irol-irhome. Alternatively, interested parties may listen to the call by dialing (866) 701-8242 for U.S./Canada and (763) 416-6912 for international callers and using conference ID: 19499747. A replay of the call will be available after 11:30 a.m. ET on October 13, 2014 for approximately one week. The number for the replay is (855) 859-2056 for U.S./Canada and (404) 537-3406 for international callers. The conference ID is: 19499747.

ABOUT DANAHER

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands have unparalleled leadership positions in some of the most demanding and attractive industries, including health care, environmental and communications. The company’s globally diverse team of 66,000 associates is united by a common culture and operating system, the Danaher Business System. In 2013, Danaher generated $19.1 billion in revenue and its market capitalization exceeded $50 billion. For more information please visit www.danaher.com.

FORWARD LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the proposed distribution of the Communications business to Danaher shareholders and merger of such business with NetScout (the “Transaction”), the anticipated timing and terms of the Transaction, whether the Transaction will be tax-free for Danaher and its shareholders for U.S. federal income tax purposes, the anticipated benefits of the Transaction to Danaher shareholders, customers and associates, the anticipated prospects of the combined business and any other statements regarding events or developments that Danaher believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Danaher and NetScout to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain regulatory approvals, NetScout shareholder approval and the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Danaher’s business, and the risk of deterioration of or instability in the business performance of the Communications business or NetScout, of their respective served markets or in the general economy. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These forward-looking statements speak only as of the date of this release and Danaher assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the proposed transaction, NetScout and Danaher’s Communications subsidiary will file registration statements with the SEC registering shares of NetScout common stock and Danaher’s Communications subsidiary common units in connection with the proposed transaction. NetScout’s registration statement will also include a proxy statement and prospectus of NetScout relating to the proposed transaction. Danaher shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and NetScout shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about NetScout, Danaher’s Communications business and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Danaher upon written request to Danaher Corporation, Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037, or by calling (202) 828-0850 or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of NetScout. However, Danaher, NetScout and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of NetScout in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Danaher may be found in its Annual Report on Form 10-K filed with the SEC on February 22, 2014 and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC on April 2, 2014. Information about the directors and executive officers of NetScout may be found in its Annual Report on Form 10-K filed with the SEC on May 20, 2014, and its definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on July 24, 2014.

CONTACT

Matthew E. Gugino

Vice President, Investor Relations

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037

Telephone: (202) 828-0850

Fax: (202) 828-0860